

March 24, 2011

By U.S. Mail and facsimile to (561) 514-9046

Mr. Barry Hollander, Chief Financial Officer
Techs Loanstar, Inc.
319 Clematis Street, Suite 703
West Palm Beach, FL   33401

> **Re: Techs Loanstar, Inc.**
> **Form 10-K for the year ended April 30, 2010**
> **Forms 10-Q for the quarters ended July 31, 2010, October 31, 2010**
> **and January, 31, 2011**
> **File No. 333-143630**

Dear Mr. Hollander:

We have reviewed your response letter dated March 3, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1.   We have read your response to our comments one through six and comment eight and will monitor your amendments to the Form 10-K and Forms 10-Q for compliance. Please note that prior comments six and eight also apply to your subsequent Forms 10-Q. Please tell us when you plan to file your amendments.

<u>Form 10-K</u>

<u>Statements of Changes in Stockholders' Deficit, page 4</u>

2. We have reviewed your response to comment seven relating to the June 8, 2009 reverse merger of ZenZuu USA, Inc. ("ZenZuu") and ZZPartners, Inc. ("ZZP"). Please address the following comments:

    - As previously requested, tell us the basis for your determination that ZZP was the accounting acquirer and the relationship between these entities before the merger.

    - We note your assertion that the financial statements for periods before the merger are those of ZZP. In this regard, it is unclear why the accumulated deficit as of May 31, 2009, presumably ZZP's, has been eliminated in accounting for the merger. Please clarify this apparent conflict.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Daniel L. Gordon
Branch Chief